August 23, 2024

Jennifer Gravelle
Chief Financial Officer
Kingstone Companies, Inc.
15 Joys Lane
Kingston, NY 12401

        Re: Kingstone Companies, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 000-01665
Dear Jennifer Gravelle:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 44

1. We note your disclosure of an underlying loss ratio on page 49, as well as your disclosure of the loss ratio excluding the effect of catastrophes, net underwriting expense ratio excluding the effect of catastrophes, and net combined ratio excluding the effect of catastrophes on pages 56-57. These measures appear to represent non-GAAP financial measures given that they exclude amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP. We also note that, in your earnings release included as Exhibit 99.1 to the Form 8-K filed on August 12,
       2024, you present an underlying loss ratio which is labeled as a non-GAAP financial measure. Please revise your future periodic filings to clearly label and identify these measures as non-GAAP financial measures and provide all of the relevant disclosures required by Item 10(e)(1) of Regulation S-K.
 August 23, 2024
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Insurance Underwriting Business on a Standalone Basis, page 55

2. We note your disclosure of an income statement, as well as key measures, presented for your insurance underwriting business on a standalone basis. Your presentation of net loss for the insurance business on a standalone basis appears to represent a non-GAAP financial measure given that it excludes amounts that are included in your consolidated net loss as disclosed on page F-5, the most directly comparable measure calculated and presented in accordance with GAAP. Further, your presentation on page 55 appears to constitute a non-GAAP income statement. Please note that the presentation of a full non-
       GAAP income statement may place undue prominence on the non-GAAP information.
       Please remove this presentation in your future filings and refer to Question 102.10(c) of the Non-GAAP Compliance and Disclosure Interpretations for guidance. Additionally, to the extent that you intend to present your net loss for the insurance underwriting business on a standalone basis in future filings, please revise your disclosure to clearly label and identify this measure, as well as any other financial measures on this basis which have non-GAAP adjustments, as a non-GAAP financial measure and provide all of the relevant disclosures required by Item 10(e)(1) of Regulation S-K.
Consolidated Balance Sheets, page F-4

3. Please revise future periodic filings to separately classify on your balance sheet the amount of debt that is considered short-term and long-term. Please refer to Item 7-03 of
       Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-3294
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance